OMB APPROVAL
OMB Number: 3235-0145 Expires: Estimated average burden hours per response 10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*
PIONEER NATURAL RESOURCES COMPANY
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
723787107
(CUSIP Number)
December 31, 2012
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[_]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Page 1 of 15 pages

CUSIP No. 723787107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SPO Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 7,509,239 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,509,239 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,509,239
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 6.1%
12.	Type of Reporting Person (See Instructions) (PN)

(1) Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

Page 2 of 13 pages

CUSIP No. 723787107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SPO Advisory Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 7,509,239 (1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,509,239 (1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,509,239
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 6.1%
12.	Type of Reporting Person (See Instructions) (PN)

(1) Solely in its capacity as the sole general partner of SPO Partners II, L.P.

(2) Power is exercised through its sole general partner, SPO Advisory Corp.

Page 3 of 13 pages

CUSIP No. 723787107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). San Francisco Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 293,750 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 293,750 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 293,750
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person (See Instructions) (PN)

(1) Power is exercised through its sole general partner, SF Advisory Partners, L.P.

Page 4 of 13 pages

CUSIP No. 723787107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SF Advisory Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 293,750 (1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 293,750 (1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 293,750
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person (See Instructions) (PN)

(1) Solely in its capacity as the sole general partner of San Francisco Partners, L.P.

(2) Power is exercised through its sole general partner, SPO Advisory Corp.

Page 5 of 13 pages

CUSIP No. 723787107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SPO Advisory Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 7,802,989 (1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,802,989 (1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,802,989
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 6.3%
12.	Type of Reporting Person (See Instructions) (CO)

(1) Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 7,509,239 of such shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 293,750 of such shares.

(2) Power is exercised through its two controlling persons, John H. Scully and Edward H. McDermott.

Page 6 of 13 pages

CUSIP No. 723787107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John H. Scully
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,200 (1)
	6.	Shared Voting Power 7,802,989 (2)
	7.	Sole Dispositive Power 6,200 (1)
	8.	Shared Dispositive Power 7,802,989 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,809,189
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 6.3%
12.	Type of Reporting Person (See Instructions) (IN)

(1) These shares are held in Mr. Scully’s Individual Retirement Accounts, which are self-directed.

(2) These shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of two controlling persons of SPO Advisory Corp.

Page 7 of 13 pages

CUSIP No. 723787107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edward H. McDermott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 900 (1)
	6.	Shared Voting Power 7,802,989 (2)
	7.	Sole Dispositive Power 900 (1)
	8.	Shared Dispositive Power 7,802,989 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,803,889
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 6.3%
12.	Type of Reporting Person (See Instructions) (IN)

(1) These shares are held in Mr. McDermott’s Individual Retirement Account, which is self-directed.

(2) These shares may be deemed to be beneficially owned by Mr. McDermott solely in his capacity as one of two controlling persons of SPO Advisory Corp.

Page 8 of 16 pages

This Amendment No. 4 (the “Amendment”) amends the Schedule 13G (the “Original 13G”) filed with the Securities and Exchange Commission (“SEC”) on March 6, 2009, and as amended on February 16, 2010, February 14, 2011 and February 14, 2012. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original 13G, as amended.

Item 1.

(a)	Name of Issuer Pioneer Natural Resources Company
(b)	Address of Issuer’s Principal Executive Offices 5205 N. O’Connor Blvd., Suite 200 Irving, Texas 75039

Item 2.

(a)
Name of Person Filing

SPO Partners II, L.P., a Delaware limited partnership (“SPO”), SPO Advisory Partners, L.P., a Delaware limited partnership (“SPO Advisory Partners”), San Francisco Partners, L.P., a California limited partnership (“SFP”), SF Advisory Partners, L.P., a Delaware limited partnership (“SF Advisory Partners”), SPO Advisory Corp., a Delaware corporation (“SPO Advisory Corp.”), John H. Scully (“JHS”) and Edward H. McDermott (“EHM”). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp, JHS and EHM are sometimes hereinafter referred to as the “Reporting Persons.”

The Original 13G, as amended, listed William E. Oberndorf (“WEO”) as a “Reporting Person.”  As of March 31, 2012, WEO was no longer a controlling person of SPO Advisory Corp.  As a result, WEO is no longer a “Reporting Person” for all purposes under this Amendment and the Original 13G.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

(b), (c)
Address of Principal Business Office or, if none, Residence; Citizenship of Reporting Persons

The principal business address of SPO is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO is a Delaware limited partnership.

The principal business address of SPO Advisory Partners is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO Advisory Partners is a Delaware limited partnership.

The principal business address of SFP is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SFP is a California limited partnership.

The principal business address of SF Advisory Partners is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SF Advisory Partners is a Delaware limited partnership.

The principal business address of SPO Advisory Corp. is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO Advisory Corp. is a Delaware corporation.

Page 9 of 16 pages

The principal business address of JHS is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is a citizen of the United States of America.

The principal business address of EHM is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. EHM is a citizen of the United States of America.

(d)	Title of Class of Securities Common Stock, par value $0.01 per share.
(e)	CUSIP Number: 723787107

Item 3.	Statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not Applicable.
Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

	(b)	(a)	(c)(i)	(c)(ii)	(c)(iii)	(c)(iv)
			Common Shares
			Voting Power		Disposition Power
Reporting Persons	Percent of Class	Beneficially Owned	Sole	Shared	Sole	Shared
SPO Partners II, L.P.	6.1%	7,509,239	7,509,239	0	7,509,239	0
SPO Advisory Partners, L.P.	6.1%	7,509,239	7,509,239	0	7,509,239	0
San Francisco Partners, L.P.	0.2%	293,750	293,750	0	293,750	0
SF Advisory Partners, L.P.	0.2%	293,750	293,750	0	293,750	0
SPO Advisory Corp.	6.3%	7,802,989	7,802,989	0	7,802,989	0
John H. Scully	6.3%	7,809,189	6,200	7,802,989	6,200	7,802,989
Edward H. McDermott	6.3%	7,803,889	900	7,802,989	900	7,802,989

Page 10 of 16 pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [_].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, or other proceeds from the sale of, the common shares held by the Reporting Persons.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.
Item 8.	Identification and Classification of Members of the Group.

Not Applicable.
Item 9.	Notice of Dissolution of Group.

Not Applicable.
Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Page 11 of 13 pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 14, 2013
Date

/s/ Kim M. Silva
Signature

Kim M. Silva

Attorney-in-fact for:

SPO Partners II, L.P. (1)
SPO Advisory Partners, L.P. (1)
San Francisco Partners, L.P. (1)
SF Advisory Partners, L.P. (1)
SPO Advisory Corp. (1)
John H. Scully (1)
Edward H. McDermott (1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity is filed as Exhibit B.

Page 12 of 13 pages

EXHIBIT INDEX
Exhibit	Document Description

A	Agreement Pursuant to Rule 13d-1(k)

B	Power of Attorney (Previously filed)

Page 13 of 13 pages